STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco  CA  94102

May 13, 2013

Mark P. Shuman

Branch Chief Legal

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington  DC  20549

RE: Standard Drilling, Inc.

Current Report on Form 8-K

Filed February 14, 2013

Preliminary Information Statement on Schedule 14C

Filed March 1, 2013

File No. 000-51569

Gentlemen:

This letter provides the responses of Standard Drilling, Inc. (the “Company”) to the Commission’s Comment Letters, dated March 27, 2013 (the “March 2013 Comment Letter”), and April 23, 2013 (the “April 2013 Comment Letter”). With the filing of this correspondence, the Company has also filed (1) amendment No. 2 (the “Amended Filing”) to its Current Report on Form 8-K filed February 14, 2013 (the “Original Filing”), and (2) amendment No. 1 to the Preliminary Information Statement on Schedule 14C filed on March 1, 2013 (“Pre 14C”). We have set forth below, first, the Commission’s comments from the April 2013 Comment Letter and the Company’s responses thereto; and second, the Commission’s comments from the March 2013 Comment Letter and the Company’s response thereto.

I.

APRIL 2013 COMMENT LETTER

General

1.

As described on your website, your social network for entrepreneurs enables members to present a proposal seeking funding that you will match with potential investors.  Please revise where appropriate, including the business section, to clarify how you will be compensated for your services in facilitating capital formation, and describe how your fundraising services will be rendered. Your description should provide specificity as to how your fundraising services operate with examples, including how you market, obtain, and interact with potential investors and the members that seek such funds for their entrepreneurial ventures.  In addition, please clarify what steps you use to screen potential investors or members, and describe any conditions that potential investors and investors must satisfy.

RESPONSE: We have made additional disclosure in the Amended Filing under the subsection titled “The EFactor Funding Request Program” on page 16 and revised where appropriate to clarify or otherwise provide specific information.

2.

Your E-Factor website allows unregistered users to view member profiles and includes a link where the public may seek more information if they are interested in becoming an investor of a particular member.  Please revise to describe this feature of your website in the summary, business and management’s discussion and analysis sections.  Further, please revise to state the significance of this service is to your overall business in quantitative terms. Provide us with the number of matches you have made, number of inquiries you received, number of registered members seeking investment funds through your website, and other applicable quantitative data regarding your activities in the area.

RESPONSE:

EFactor’s website does not allow unregistered users to view all of a Member’s profile. We have updated our disclosure to explain that Members register by completing log-in information and signing up voluntarily for the service (i.e., “opt-in”).  We will provide the staff with a supplemental response to its request for the numbers of matches inquires, registered members and other quantitative information.

3.

Please provide disclosure in your management’s discussion and analysis section and other appropriate places that clarifies the impact of the share issuances to former E-Factor shareholders at the initial stage of the share exchange, at the second round of shares of issued to E-Factor shareholders, upon the proposed 40-for-1 reverse stock split occurs, and after the acquisition of Home Training Initiative.

RESPONSE: We revised Management’s Discussion and analysis section to include have additional disclosure under the subsection “Impact of Share Issuance to EFactor Shareholders as a Result of Exchange Agreement and Other Factors” and where otherwise appropriate, including our disclosure in Item 1.01 relating to the terms and impact of the SDI/EFactor transaction.

Entry into a Material Definitive Agreement, page 2

4.

Your description of the E-Factor share exchange agreement in your current report, your preliminary information statement, and your annual report fails to describe significant terms of that agreement.  A key provision of the share exchange agreement is that a significant portion of the consideration to be received by the former shareholders of E- Factor consists of additional shares to be distributed subsequent to closing of the acquisition.  Similarly, the role of the reverse stock split as part of the acquisition transaction is not clearly described. We note that Standard Drilling currently has insufficient authorized shares to issue the additional shares and that the reverse stock split effectively creates additional authorized shares that are sufficient in number to enable the company to pay the undelivered portion of the share exchange consideration.  In each section where you discuss the share exchange you should discuss the contractual obligation to issue additional shares of common stock to the E-Factor shareholders, together with a discussion of the preferred stock.  It appears that the preferred stock was issued because of the lack of sufficient authorized common shares to provide the consideration the E-Factor holders sought from the transaction. Please advise us in this regard and discuss the purpose and effect of the preferred stock component of the transaction consideration.  Describe the material rights and privileges of the preferred stock including its voting rights, automatic and discretionary conversion provisions, economic participation rights, and any other material rights of the preferred.

RESPONSE: We revised our disclosure under Item 1.01 to address additional material provisions of the SDI/EFactor transaction, including the fact we did not have sufficient shares of SDI common stock to issue all shares at the closing and disclosing the required additional share issuances.  We have also added disclosure related to the rights and preferences of the Series A Convertible Preferred Stock.  We have included this disclosure in other areas of the Amended Report, as appropriate.

5.

Also discuss the changes in the nominal number of shares and voting power prior to and after the reverse stock split showing the effect on shareholder prior to the transaction with E-Factor and on the former E-Factor shareholders.  In particular, the dilution of the voting power of the pre-reverse merger Standard Drilling shareholders should be highlighted. Please provide similar disclosure in your preliminary information statement and annual report as well.

RESPONSE: We revised our Item 1.01 disclosure and the Management’s Discussion and Analysis Section of Item 2.01 to include additional disclosure under the subsection “Impact of Share Issuance to EFactor Shareholders as a Result of Exchange Agreement and Other Factors” and where otherwise appropriate.

6.

It appears E-Factor Corp. entered into share exchange agreements to acquire two United Kingdom companies, Home Training Initiative Ltd. and MCC International Ltd., which were contingent upon the close of the reverse merger with Standard Drilling.  Please describe the terms of these transactions and provide us with your analysis of whether those acquisitions will be “significant” within the meaning of Article 3-05 of Regulation S-X.  Please revise to clarify whether these acquisitions have closed or if they will close subsequent to the 40-for-1 reverse stock split.  Clarify whether the shareholders of Home Training and MCC received or will receive shares of Standard Drilling or E-Factor. Also, please clarify the number of shares E-Factor or Standard Drilling issued or will issue to the shareholders of MCC and Home Training Initiative.  Further, please clarify whether shares to be provided in either of these acquisitions are unavailable under the current capitalization structure and may be issued only upon the effective increase in authorized shares that you plan to implement by means of the reverse split.

RESPONSE: We revised the disclosure to clarify the status of the Home Training Initiative Ltd. (“HT”) and MCC International Ltd. transactions per the staff’s comment.  It should be noted that we recently entered into an amendment to our agreement with HT to clearly state the transaction has not closed, clarify the terms of the arrangement, and set forth the conditions that need to be met to close the transaction.  This amendment was entered into due to the change situation of EFactor as a result of closing the SDI transaction and to update the closing conditions.  Our revised disclosure in the Amended Filing references this subsequent amendment in order to ensure the disclosure in the Amended Filing does not omit any material facts.

7.

Please revise to clarify here and in other appropriate places that Messrs. Rector and Gilmour will be issued 6,500,000 and 3,500,000 shares of Standard Drilling for services rendered. Please also clarify what services were provided by Messrs. Rector and Gilmour and whether the shares will be issued on a post-split basis. Further, the shares issued to Mr. Rector and the debt forgiveness agreement signed, as part of the share exchange agreement should be disclosed as a related party transaction.

RESPONSE: We have revised and clarified the specific disclosure under Item 1.01 and under Certain Relationships and Related Transactions, and Director Independence under Item 2.01 of the Amended Report.

8.

Please clarify here and in your preliminary information statement whether your acquisition with Home Training is contingent upon shareholder approval of the reverse stock split and the resultant increase of authorized and unreserved shares of common stock.

RESPONSE: We revised the disclosure under Item 1.01, and elsewhere as needed to clarify the status of the Home Training Initiative Ltd. transactions per the staff’s comment.  It should be noted that we recently entered into an amendment to our agreement with HT to clearly state the transaction has not closed, clarify the terms of the arrangement, and set forth the conditions that need to be met to close the transaction.  This amendment was entered into due to the change situation of EFactor as a result of closing the SDI transaction and to update the closing conditions.  Our revised disclosure in the Amended Filing references this subsequent amendment in order to ensure the disclosure in the Amended Filing does not omit any material facts.

Business, page 5

General

9.

Please revise to describe the approximate revenues generated by your recent or pending acquisitions, EQmentor, MCC, and Home Training Initiative.  In particular, please clarify the extent to which you have received payments under the “delivered learning contracts in excess of £1.3m in the last academic year …,” for Home Training Initiative represents revenues and the periods in which the contract amounts have been received and are contracted to be received.

RESPONSE:  Regarding the statement that the “Company” delivered contracts in excess of £1.3m in the last academic year; the reference to the “Company” was to Home Training Initiative Ltd. (HT), and not to SDI or EFactor.  Neither SDI nor EFactor have received any revenue from HT.  Based upon the fact SDI/EFactor has not closed the transaction with HT and that there are several material conditions to be met prior to closing the transaction (see, Item 1.01 in the Amended Filing), we have removed the disclosure related to HT from the Business Overview section of Item 2.01 of the Amended Filing.  As a result, we have not included any disclosure related to

HT’s revenue in the Amended Filing.  For purposes of this response to the staff comment, based on information provided to EFactor by HT, HT has reported unaudited sales or turnover of £1,083,486 and £649,434 for the 12-month periods ending March 31, 2012 and 2011, respectively. The U.S. dollar equivalent of these sales over this same time period, based on the average exchange rate of $1.62 and $1.54 (U.S. dollar to the Pound Sterling) for 2012 and 2011, respectively, is $1,751,238 and $1,001,167.  Further, for the 11-month period ended February 28, 2013 HT has reported sales of £1,256,527 or approximately $1,900,000 in U.S. dollar equivalent.  However, as noted above, we do not believe this disclosure is relevant for inclusion in the Amended Filing until we close the transaction with HT, therefore, we have not included these figures the Amended Filing.

Regarding the staff’s request to include revenue numbers of EQMentor and MCC in the Amended Filing, we have also elected not to provide that disclosure so as not to make the filing misleading.  Although EQmentor, Inc. has achieved unaudited revenue of approximately $269,850 and $228,836 for the twelve-month periods ending December 31, 2012 and 2011, respectively, and MCC has reported to us sales of approximately $610,961 and $665,859 (post-conversion to U.S. Dollars) for the 12 months ended August 31, 2012 and 2011, respectively, we did not include this information in the Amended Filing because we are not able to recognize some or all of this revenue in the consolidated financial statements of SDI/EFactor at December 31, 2012, due to when we closed our transactions with EQMentor and MCC. As a result, we do not believe this disclosure is relevant for inclusion in the Amended Filing because it does not present a complete picture of EQMentor’s or MCC’s financial performance and could be misleading to the reader regarding EFactor’s actual results for the periods presented.  We will include the financial results of EQMentor and MCC in future filings, as required.

10.

Please revise this section to provide the disclosure required by Item 101(h)(4)(vii) and (x) of Regulation S-K.

RESPONSE: This section has been revised to provide the disclosure required by Item 101(h)(vii) and (x) of Regulation S-K.

Business Overview, page 4

11.

Please provide us supplemental copies of the reports or other source documentation that you cite on pages 5 through 7 from which market or other data is extracted.  To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

RESPONSE: We are providing the staff with a supplemental response containing the following documents:

1)

ComScore* (Industry Report, Jan  2012) referred in the Original Filing with quotes highlighted;

2)

Overview of the Moya K. Mason Report on Small Business; and

3)

Entrepreneurs Now Numbering Near 400 Million in 54 Countries, According to GEM 2011 Global Report, January 19, 2012

E-Factor, page 4

12.

Please revise to clarify how you determined that you are the world’s “largest” social network for entrepreneurs.  Provide us support for this belief and clarify whether the criteria for being the “largest” network means the having the largest number of members, registered users, unique visitors, number of page views or results from evaluation of other criteria.  To the extent other sites are significantly larger than you when evaluated based on these or other parameters, please inform us, with a view to disclosure.

RESPONSE:  We have made clarifications to the disclosure in the Amended Filing, where applicable.

13.

On page 13, you define “members” as “anyone who visits our website, regardless of whether or not they are a member.” Please revise here and other appropriate places to clarify whether your 1 million members figure on page 4 refers to total visitors and/or unique visitors to your website, whether they are registered or not.  To balance your disclosure, please disclose the number of registered members, number of registered members that have recent activity, and the number of members that pay subscriptions, or similar disclosure. Also, please supplementally provide us support for these amounts.

RESPONSE:  We have made clarifications to the disclosure in the Amended Filing, and where applicable, we’ve balanced the information where we believe it is appropriate. The information the staff has asked us to provide supplemental to this response is data we consider to be part of our proprietary business information and we believe the revised disclosure in the Amended Filing is adequate.

Subsidiary

EQmentor, page 5

14.

Please file the merger agreement for the acquisition of EQmentor and describe the material terms and conditions of this agreement, or explain to us why they are not material.  We note the reference in the Legal Proceedings section to the action instituted by a former EQmentor employee.  Please describe all terms of the acquisition agreement that require material payments or issuances of securities to former shareholders of EQmentor.

RESPONSE: We have filed the merger agreement for the acquisition of EQmentor as an exhibit to the Amended Report. We revised the disclosure in Legal Proceedings to clarify the status of the action instituted by the former EQmentor employee.  Additionally, we have added disclosure in the Amended Filing, where applicable, regarding the material terms of the EQMentor merger and the issuance of securities pursuant to that transaction.

Management’s Discussion and Analysis, page 28

Overview

15.

Provide an overview section that describes your material events, trends, and uncertainties.  We note, for example, that you appear to have severe liquidity issues, as described on pages 34 to 36, and need further financing, but it is unclear how you will be able to integrate or invest in your acquired businesses without further financing.

RESPONSE:  See pages 37-43 of the Amended Report. We revised the disclosure contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations responsive to this request.

16.

Also, please provide a description of your key metrics. See SEC Release No. 33-8350 for more guidance.

RESPONSE: We revised the disclosure contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations responsive to this request.

17.

On page 29, you describe three methods of how you generate revenue: member fees, sponsorships, and advisory services.  Please provide quantitative disclosure of the amount of revenues you generate under each of these methods either in your overview section or in your business section.

RESPONSE:  See page 38 of the Amended Report. We revised the disclosure contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a table responsive to this request.

Liquidity and Capital Resources, page 35

18.

On page 32, you discuss your $96,000 monthly cash burn rate and your need for additional capital.  Please revise your liquidity and capital resources section to quantify amounts of cash you will need to raise in the next 12 months to continue your operations and implement your business plans.

RESPONSE:  See pages 40 to 42 of the Amended Report. We revised the disclosure contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations responsive to this request.

Security Ownership of Certain Beneficial Owners and Management, page 38

19.

It appears your beneficial ownership table is presented as if your 1-for 40 reverse stock split has been consummated, additional shares have been issued to your 18 E-Factor shareholders, and a portion of your preferred stock has been converted.  Since these transactions cannot be consummated until your 1-for-40 reverse stock split has been approved by your shareholders and implemented, your beneficial table does not appear compliant with Item 403 of Regulation S-K and rule 13d-3. Revise accordingly.  You may supplement the disclosure conforming to the requirements of Item 403 with additional columns or a separate table to show the post- 40-for-1 reverse stock split and subsequent transactions’ impact on your beneficial ownership. Also, please disclose the total outstanding share amounts used to compute the ownership percentages.

RESPONSE:  We have revised the beneficial ownership table in the Amended Filing to show pre-split and post-split ownership of SDI’s common stock, as well as, included a second beneficial ownership table for our Series A Preferred Stock such that the disclosure is complaint with Item 403 of Regulation S-K and rule 13d-3.

20.

Please expand this section to disclose information responsive to Item 403 of Regulation S-K, as it applies to the beneficial ownership of your preferred stock.

RESPONSE: This section has been revised to provide the responsive information.

21.

In light of the significant impact of the conversion of your preferred stock, on the total voting power to be exercised by Mr. Reinders and Ms. Freijsen please supplement the revised information you provide to respond to Item 403 with information showing the impact of the proposed changes in capital structure and performance of your obligations under the acquisition agreement on their voting powers.

RESPONSE:  The new beneficial ownership table in the Amended Filing covering the Series A Preferred Stock addresses the voting rights of Mr. Reinders and Ms. Freijsen both pre- and post-split, taking into the account the additional dilution created by the issuance of additional shares of SDI common stock after the prospective 1-for-40 reverse stock split.

Executive Compensation, page 43

22.

To the extent required, please expand this section to provide compensation disclosures for 2012 for up to two “most highly compensated executive officers” in addition to your chief executive officer.  See paragraph (m)(2)(ii) of Item 402 of Regulation S-K and the related instruction 2 to Item 402(m)(2).

RESPONSE: This Section in the Amended Filing has been revised to provide the responsive information.

23.

Please clarify whether there are any employment agreements or arrangements with your named executive officers, or whether you plan on entering into such agreements in the near future.

RESPONSE:  There are no employment agreements and we do not have plans currently to enter into any such agreements.  If any agreements are entered into we will provide appropriate disclosure in our future filings.

Unregistered Sales of Equity Securities, page 51

24.

Please clarify whether E-Factor issued securities in the past three years and, if so, describe whether it relied on any exemptions from registration for those issuances.

RESPONSE:  The Sections in Item 2.01 and in Item 3.02 of the Amended Filing have been revised to include EFactor security issuances and the related exemption from registration for those issuances.

Preliminary Information Statement

25.

Please revise your preliminary information statement to address any applicable comments above.

RESPONSE:  We will revise the Pre 14C to address the comments herein, as necessary.

26.

Please revise your preliminary information statement to provide more details of your acquisition of Home Training Initiative and clarify whether you will seek a shareholder vote or seek written consents to approve of your acquisition.

RESPONSE:  We revised the preliminary information statement to provide were appropriate, additional information regarding the proposed acquisition of Home Training Initiative (“HT”).  We do not intend to seek a shareholder vote or obtain additional written consents to approve the acquisition of HT. The authority to increase our authorized common stock was approved by the holders of a majority of voting interests (held by 2 people both officers and directors of our company) by way of written consent and such increase is not related to our proposed acquisition of HT and, as a result, the preliminary information statement is not required to contain information responsive to Item 14 of Schedule 14A with respect thereto.  Please see the Company’s analysis supporting this conclusion set forth in response to the staff’s Comment No. 27 below.

27.

Please provide us an analysis supporting your apparent conclusion that your preliminary information statement is not required to contain information responsive to Item 14 of Schedule 14A as regards to your prospective Home Training Initiative transaction.  In this regard, we note that the information statement relates to an effective increase in authorized shares that it appears may be used, in part, to effectuate the proposed business combination and that shareholder will not separately vote on that acquisition.  See Item 1 of Schedule 14C, which provides that Note A to Schedule 14A is applicable to documents that must satisfy the requirements of Schedule 14C.

RESPONSE:  We believe our increase in capitalization is not related to our proposed acquisition of Home Training Initiative Ltd (“HT) and, as a result, the preliminary information statement is not required to contain information responsive to Item 14 of Schedule 14A with respect thereto.

Schedule A, Note A

Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished. [Emphasis added].

Background

EFactor entered into the Share Exchange Agreement with Five5Five PTE Ltd. (“Five5Five”), the sole shareholder of HT to acquire all of the capital stock of HT in exchange for 2,700,000 shares of EFactor’s common stock (the “HT Exchange Shares”). Because of the SDI/EFactor Share Exchange, as well as needing to clarify certain provisions of the Share Exchange Agreement with Five5Five PTE Ltd. (“Five5Five”), SDI, EFactor and

Five5Five entered into an Amendment No. 1 to the Share Exchange Agreement to clarify the fact that the transaction contemplated by the Share Exchange Agreement had not closed and further clarify that:

1)

The shares to be issued to Five5Five in exchange for the shares of HT will be shares of common stock of SDI. Specifically, at the closing, Five5Five will exchange 100,000 shares of HT common stock, representing 100% of the issued and outstanding securities of HT, for 13,319,100 shares of SDI’s common stock, which shares will be post-reverse split shares after taking into account the contemplated 1-for-40 reverse stock split contemplated by SDI.

2)

The Transaction will not close until the following conditions are met

a.

SDI/EFactor has provided One Hundred Fifty Thousand Dollars ($150,000) to HT to be used by HT for working capital purposes;

b.

SDI has filed all reports required by the SEC as a “reporting company” under the Securities Exchange Act of 1934, as amended;

c.

HT has provided SDI U.S. GAAP-compliant financial statements of HT for the two (2) years ended December 31, 2012 and 2011, as well for the three months ended March 31, 2013 and 2012 (and for any subsequent periods if the transaction does not close by June 30, 2013);

d.

HT has changed its fiscal year end to December 31st;

e.

HT has provided SDI/EFactor with an opinion of legal counsel, satisfactory to SDI/EFactor, that the exchange of the shares of HT for the shares of SDI common stock meets all applicable laws of the United Kingdom for the transfer of such shares; and

f.

SDI has completed a 1-for-40 reverse stock split of its common stock, as already contemplated by SDI’s management.

Analysis of SDI’s Proposed Recapitalization

SDI is currently authorized to issue 100,000,000 shares of common stock. Under EFactor’s transaction with SDI, EFactor was to be issued more shares than SDI had authorized and so the parties agreed to recapitalize SDI in order to effect the transaction.  Presently SDI has 93,458,880 shares of common stock outstanding and has insufficient shares of common stock to fully satisfy its obligation to issue the required number of shares of its common stock to the EFactor shareholders under the SDI/EFactor Exchange Agreement.  To satisfy the requirements of the agreement SDI must effect a 1-for-40 reverse stock split after which additional shares of the SDI’s common stock will be issued to the 20 holders of EFactor’s common stock that are parties to the SDI/EFactor Exchange Agreement. The table below provides an analysis of the change in issued and outstanding shares after giving effect to the 1-for-40 reverse stock split and the various additional issuances of common stock resulting from both the SDI/EFactor Share Exchange and the proposed HT Share Exchange:

Standard Drilling Common Stock
- SDI Common Stock Currently Issued and Outstanding	93,458,880

- Issued and Outstanding Post 1-for 40 Reverse Split		2,336,472
- Additional Common Stock to be issued to 20 EFactor Shareholders		22,120,956
- Additional Common Stock to be issued on Conversion to 2,500,000 shares of Series A Preferred Stock		12,906,222
Total Common Stock Outstanding on Completion of SDI/EFactor Exchange		37,363,650

-Additional Common Stock to be issued if remaining EFactor Shareholders exchange to SDI Common Stock		17,353,563
Total Common Stock Outstanding assuming 100% Exchange by EFactor Shareholders		54,717,214
-Number of Shares of SDI Common Stock to be issued on Completion of HT Share Exchange		13,319,100

Total SDI Common Stock Outstanding on Completion of HT Share Exchange		68,036,314

Number of Shares of SDI Common Authorized but Unissued		31,963,686
Total Shares of Common Stock Authorized		100,000,000

The above analysis demonstrates that SDI does not require the proposed increase in the authorized common stock from 100,000,000 shares to 175,000,000 shares in order for SDI to complete the proposed transaction with HT.  Further, there are other conditions that must be met before the proposed transaction can close, such as SDI/EFactor requirement to provide HT with $150,000 for working capital purposes; HT providing SDI with U.S. GAAP-compliant financial statements of HT for the two (2) years ended December 31, 2012 and 2011, as well for the three months ended March 31, 2013 and 2012 (and for any subsequent periods if the transaction does not close by June 30, 2013); HT has changing its fiscal year end to December 31st, etc.

As stated in the preliminary information statement, as a general matter, SDI does not believe the currently available number of unissued shares of Preferred and Common Stock is an adequate number of shares to assure that there will be sufficient shares available for issuance in connection with possible future acquisitions (other than those currently contemplated), equity and equity-based financings, possible future awards under employee benefit plans, stock dividends, stock splits, and other corporate purposes.  Therefore, SDI approved the increase in authorized shares of Preferred and Common Stock as a means of providing the Company with the flexibility to act with respect to the issuance of either the Preferred or Common Stock or securities exercisable for, or convertible into, Preferred or Common Stock in circumstances which they believe will advance the interests of the SDI and its stockholders without the delay of seeking an amendment to the Certificate of Incorporation at that time.

Also, SDI is considering various financing options, including the issuance of either Preferred or Common Stock or securities convertible into Common Stock from time to time to raise additional capital necessary to support future growth and its financial needs.  As a result of the increase in the proposed increase in authorized capital SDI will have more flexibility to pursue opportunities to engage in possible future capital market transactions involving either the Preferred or Common Stock or other securities convertible into Common Stock, including, without limitation, public offerings or private placements of such Common Stock or securities convertible into Common Stock.

All of these factors (equity-based financing, equity compensation, possible acquisitions, etc.) are the reason SDI elected to increase its authorized common stock and such increase is not directly related to the transaction with HT, nor is it required to close the transaction with HT.  As a result, we did not include information regarding HT in our preliminary 14-C since the increase in authorized stock does not meet the requirements of Item 14 of Schedule 14A.

II.

MARCH 2013 COMMENT LETTER

The E-Factor Corp. Financial Statements

Note 2. Revenue Recognition

1.

Revise your disclosure to include a discussion of the significant factors, inputs, assumptions and methods used to determine the selling price (whether vendor specific objective evidence, third-party evidence or estimated selling price) for the significant deliverables. We refer you to ASC 605-25-50-2.

RESPONSE:  We have revised Note 2. Revenue Recognition to include a discussion of the significant factors per the staff’s comment.

2.

Revise your revenue recognition policy to clarify how you recognize revenue for associated sponsors and advertising offered at your events. In this respect, your revenue recognition policy only appears to address advertising and promotional placements on your website portal.

RESPONSE: We have revised Note 2, Revenue Recognition to clarify how we recognize revenue for associated sponsors and advertising at our events per the staff’s comment.

3.

Revise your revenue recognition policy for advisory and consulting services to clarify how you determine that the services have been rendered to the customer. Explain the accounting methodology that you apply to recognize revenues as the services are delivered to the customer. We refer to you to ASC 605.

RESPONSE: We have revised our revenue recognition policy for advisory and consulting services to explain the accounting methodology applied per the staff’s comment.

Note 2. Recent Accounting Pronouncements

4.

Expand your disclosures to discuss the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. For instance, consider disclosing the timing of adoption and the impact you expect such adoption to have on your results of operations and financial condition.

RESPONSE: We have expanded our disclosure to discuss the impact of recently issued accounting pronouncements per the staff’s comments.

Note 6. Related Parties and Related Party Transactions

5.

Your security ownership disclosures on page 38 includes Roeland Reinders as a greater than 10% shareholder. Please disclose, where appropriate, whether there is a relationship between Adriaan Reinders and Roeland Reinders and any transactions into which you have entered with Mr. Reinders.

RESPONSE: We have disclosed the family relationship between Roeland Reinders and Adriaan Reinders under “Family Relationship” subheading for DIRECTORS AND EXECUTIVE OFFICERS and again under the “Family Relationship” subheading for CERTAIN RELATIONSHIPS AND RELATED TRANSACTION, AND DIRECTOR INDEPENDENCE sections of the amended report.

Note 8. Income Taxes

6.

It appears that certain tabular presentations have been excluded from your footnote. Revise to provide all of the disclosures required by ASC 740-10-50.

RESPONSE: Note 8 has been revised to include all disclosures required by ASC 740-10-50.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Adriaan Reinders

Chief Executive Officer